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                                 CanWest Global
                              Communications Corp.


                                  NEWS RELEASE


For Immediate Release
October 17, 2006

               CanWest's Australian operations report 2006 results

WINNIPEG: CanWest Global Communications Corp. announced today that The Ten Group Pty Limited (TEN), which owns CanWest's Australian television and out-of-home advertising operations, reported consolidated revenues of A$893 million for its fiscal year ended August 31, 2006, a decline of 6.6% from A$956 million recorded for the previous fiscal year. TEN's consolidated EBITDA of A$253 million was down 26% compared to A$342 million in fiscal 2005. The decline in revenues and EBITDA from TEN's all-time records set in fiscal 2005 was the result of a down-turn in the Australian broadcast television advertising market. CanWest holds a 56.4% economic interest in TEN.

TEN's television operations recorded an 8.9% decline in revenues to A$765 million for the year with EBITDA of $229 million, 27.5% below the EBITDA of A$316 million recorded for the previous fiscal year. However, ratings and audience share remained strong with TEN heading towards its sixth annual win in its target under 40 demographic, while also winning the number one position in the wider 18-49 demographic.

Eye Corp., TEN's wholly-owned out-of-home advertising subsidiary, generated a 10% increase in revenue to A$129 million. EBITDA of A$24 million for fiscal 2006 was 8.5% below the $26 million recorded for the previous year, primarily due to expenses associated with Eye's successful international expansion in fiscal 2006. Eye won new advertising concessions at Singapore's Changi International Airport, the three airports of the Manchester Airports Group in the UK, and at over 200 shopping malls in 42 states across the United States.

For the quarter ended August 31, 2006, TEN reported a decline of 5% in consolidated revenues to A$221 million from A$232 million for the fourth quarter last year. Consolidated EBITDA for the fourth quarter was down by 28% to A$52 million compared to A$73 million for the fourth quarter of fiscal 2005.

TEN's Executive Chairman, Nick Falloon, said "We knew 2006 would be a challenging year. To have achieved industry-best margins, improved commercial share and higher absolute audience numbers in every major demographic, despite the market down-turn is an outstanding achievement. TEN's strategy to invest in its key programming franchises, Big Brother, Australian Idol and AFL Football, as well as hit international shows and original Australian series, while maintaining disciplined focus on efficiency and spending will ensure that we are well positioned for the market's recovery."

Echoing Mr. Falloon's remarks, Tom Strike, President of CanWest MediaWorks International, said, "It was inevitable that the Australian advertising market would take a respite from the exceptional advances made over the past several years. We are encouraged by indications that the market is beginning to firm and that TEN is gaining revenue market share at the expense of

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its competitors, commensurate with its superior ratings performance. We are also particularly impressed with the success of Eye Corp. in extending Eye's international footprint in 2006 into Europe and North America."

CanWest received a total of A$102.7 million in distributions from its Australian operations in fiscal 2006.

These financial results have been determined in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest's other operations.

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2005 dated November 28, 2005 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as updated in our most recent Management's Discussion and Analysis for the three months and nine months ended May 31, 2006, dated July 6, 2006. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Ten Group pty Limited (www.tencorporate.com.au) is owned in part by Ten Network Holdings Limited, which is listed on the Australian Stock Exchange (ASX:
TEN).

CanWest Global Communications Corp., (CanWest) (NYSE: CWG; TSX: CGS and CGS.A, www.canwestglobal.com). CanWest, an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Malaysia, Turkey, the United States and the United Kingdom.

For further information contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
Email: gelliot@canwest.com